Form C

Cover Page

Name of issuer:

YSMD, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/2/2022

Physical address of issuer:

25 Orinda Way
536
Orinda CA 94563

Website of issuer:

collabhome.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Share Loan

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,388,290.00	$2,022,552.00
Cash & Cash Equivalents:	$10,336.00	$43,501.00
Accounts Receivable:	$214,422.00	$222,365.00
Current Liabilities:	$313,850.00	$106,944.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($130,535.00)	($143,857.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each

question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

YSMD, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alexander Kou Wei Hung	Vice President	2022

Alexander Kou Wei Hung	Vice President	2022
Gareth Vereb	Head of Product	2022
Qian Wang	CEO	2022
Joshua Lucas	Chief Operating Officer	2022
Jin Kuang	CFO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
iReam Technology Co. Ltd (Edrick Wang and Albert Wang, are the sons of Qian Wang, Collab's CEO and Chairman, and indirectly own 64.67% iREAM Technology Co., Ltd., on a fully-diluted basis).	Voting Interests in Collab (USA) Capital LLC, the Managing Member of the company.	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **An investment in an offering constitutes only an investment in that Series offered and not in the company as a whole or any Underlying Assets.** A purchase of Series Interests in a Series does not constitute an investment in either the company as a whole or any Underlying Assets directly, or in any other Series Interest. This results in limited voting rights of the investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, of the company, described further herein. Investors will have limited voting rights. Thus, the Managing Member and the Property Manager retain significant control over the management of the company and the Underlying Assets.
> Furthermore, because the Series Interests in a Series do not constitute an investment in the company as a whole, holders of the Series Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in any Underlying Assets because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of the Property.
>
> **Liability of investors between Series.** The company is structured as a Delaware series limited liability company that issues separate Series Interests for specific properties. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding Series Interests in one Series is segregated from the liability of investors holding Series Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series.Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.If the company's series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their Series Interests or the likelihood of any distributions being made by a particular Series to its investors.In addition, the company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the company generally where the assets of such other Series or of the company generally are insufficient to meet its liabilities.
>
> **If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued).** Although the Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see "Description of the Business – Allocations of Expenses" section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series and therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit.
>
> **If Collab (USA) Capital LLC, our Managing Member fails to attract and retain Mr. Qian Wang, CEO of YSMD and our Managing Member's CEO, or its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer.** The Managing Member's and the company's future depends, in part, on Collab's ability to attract and retain key personnel. Its future also depends on the continued contributions of Mr. Wang. Mr. Wang implemented the company's strategy to identify and invest in multi-family properties. Mr. Wang is critical to the management of the Managing Member's and the company's business and operations

and the development of its strategic direction. The loss of the services of Mr. Wang's would involve significant time and expense and may significantly delay or prevent the achievement of the company's business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Collab (USA) Capital LLC is the Managing Member of YSMD and each Series and is the Property Manager for this Series. YSMD expects to create more Series in the future as additional attractive student rental properties are identified. It is foreseeable that at certain times the various Series will be competing for time from the management team.

Each Series will rely on its Property Manager to manage each property. Following the acquisition of any property, the property may be managed by Collab Capital (USA) LLC. In addition, any Property Manager will be entitled to certain fees in exchange for its day-to-day operations of each property. Any compensation arrangements if Collab Capital (USA) LLC serves as the Property Manager, will be determined by YSMD sitting on both sides of the table and will not be an arm's length transaction.

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer. We intend to establish additional Series and acquire additional student rental properties in the future. As we do so, we will be increasingly reliant on the resources of YSMD and the Property Manager to manage our properties and our company. Currently, the company has no staff and the Managing Member operates with a small staff of three full time employees and three part time employees and may need to hire additional staff. If its resources are not adequate to manage our properties effectively, our results, financial condition and ability to make distributions to investors may suffer.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Member. Our Managing Member determines our major policies, including our policies regarding financing, growth and debt capitalization. Our Managing Member may amend or revise these and other policies without a vote of the Members. Our Managing Member's broad discretion in setting policies and our Members' inability to exert control over those policies increases the uncertainty and risks you face as a Member.

Our ability to make distributions to our Members is subject to fluctuations in our financial performance, operating results and capital improvement requirements. Currently, our strategy includes paying a distribution at least monthly to investors in the event of positive Free Cash Flow from operation of the Property. In the event of downturns in our operating results, unanticipated capital improvements to the Property, or other factors, we may be unable, or may decide not to pay distributions to our Members. The timing and amount of distributions are the sole discretion of our Managing Member who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to pay distributions.

The company has limited operating history for investors to evaluate. The company and this Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the company or any Series will achieve their investment objectives, the value of any properties will increase or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Series Interests. The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in any Series of the company would be limited to prospective effect.For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Series Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions would only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

The company's financial statements include a going concern opinion. Our financial statements have been prepared assuming the company will continue as a going concern. We are newly formed and have not generated revenue from operations. We

will require additional capital until revenue from operations are sufficient to cover operational costs. There are no assurances that we will be able to raise capital on acceptable terms. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. Therefore, there is substantial doubt about the ability of the company to continue as a going concern.

If the company does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period. The determination of whether to dispose of the Property is entirely at the discretion of the company. Even if the company decides to dispose of such real estate assets, the company cannot guarantee that it will be able to dispose of them at a favorable price to investors.

Competition with other parties for real estate investments may reduce the company's profitability. The company will compete with other entities engaged in real estate investment for the acquisition or sale of properties, including financial institutions, many of which have greater resources than the company. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. Such competition could make it more difficult for the company to obtain future funding, which could affect the company's growth.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry. Our ability to satisfy our financial obligations and make expected distributions to our Members depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of the Property. These events include:● general economic conditions;● rising level of interest rates;● local oversupply, increased competition or reduction in demand for student housing;● inability to collect rent from tenants;● vacancies or our inability to rent beds on favorable terms;● inability to finance property development on favorable terms;● increased operating costs, including insurance premiums, utilities, and real estate taxes;● costs of complying with changes in governmental regulations;● decreases in student enrollment at particular colleges and universities;● changes in university policies related to admissions and housing; and● changing student demographics.In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced rentals at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions. The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for student rentals, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any asset and result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the real estate asset.

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry. We generally lease our owned properties under 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties with lease terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year during a limited leasing season that usually begins in January and ends in August of

each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season, exposing us to significant leasing risk.Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

Competition and any increased affordability of multi-family homes could limit our ability to lease our apartments or maintain or increase rents, which may materially and adversely affect us, including our financial condition, cash flows, results of operations and growth prospects. The multi-family industry is highly competitive, and we face competition from many sources, including from other multi-family apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. This could increase the number of apartments units available and may decrease occupancy and unit rental rates. Furthermore, multi-family apartment communities we invest in compete, or will compete, with numerous housing alternative in attracting residents, including owner occupied single and multi-family homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multi-family housing located within close proximity to universities. On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of the Property and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off- campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.We believe that a number of other companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

A decline in general economic conditions in the markets in which each property is located or in the United States generally could lead to a lower rental rates in those markets. As a result of this trend, the company may reduce revenue, potentially resulting in losses and lower resale value of properties, which may reduce your return.

Lawsuits may arise between the company and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company's investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or

operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us renting the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to Members.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions. Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the company's net income and the amount of cash available for distributions to investors.

We may incur significant costs complying with other regulations. Each Property is subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the company's cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent the company finances the acquisition of a Property, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the company's ability to finance or refinance its properties if so required. In such instances, the company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, the company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

We are an emerging growth company organized on February 2, 2022 and have not yet commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a possibility of losing their investment. We were organized on February 2, 2022 and have not yet started operations. As a result of our start-up status we (i) have generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

You may not receive Distributions on predictable schedule and may never receive any Distributions. Distributions will only be available to the extent there is cash flow from rentals and other operations of the properties and other investments in excess of Company expenses. Therefore, there can be no assurance as to when or whether there will be any Cash Distributions from the Company to the Members.

The profitability of the properties is uncertain. We intend to invest in properties selectively. Investment in properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in investments include risks that the properties will not achieve anticipated rents or occupancy levels and that estimated operating expenses may prove inaccurate.

Rising expenses could reduce cash flow and funds available for future investments. Our properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future distributions to Members.

Due to economic conditions, local real estate conditions and competition for properties, the real estate we invest in may not appreciate or may decrease in value. A multi-family or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where the Property is located and in the market for multi-family space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to Members.

We may be unable to renew, repay or refinance our outstanding debt. We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of the Property on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to our equity holders and pay amounts due on our debt.

Changes in laws could affect our business. We are generally not able to pass through to our residents under existing leases real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to satisfy our financial obligations and make distributions to security holders. Changes that increase our potential liability under environmental laws or our expenditures on environmental compliance could have the same impact.

A cybersecurity incident and other technology disruptions could negatively impact our business, our relationships and our reputation. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers and our residents.Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including residents' personal information, private information about employees, and financial and strategic information about us. As our reliance on technology increases, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in business disruption,

systems of third-parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of residents, potential liability and competitive disadvantage, any of which could result in a material adverse effect on financial condition or results of operations.

The company may not raise sufficient funds to achieve its business objectives. As identified in the Series Offering Table, for certain Series of the company, there is no minimum amount required to be raised before the company can accept your subscription for the Series Interests, and it can access the funds immediately. The company may not raise an amount sufficient for it to meet all of its objectives, including acquiring the Property. Once the company accepts your investment funds, there will be no obligation to return your funds. Even if other Series Interests are sold, there may be insufficient funds raised through this offering to cover the expenses associated with the offering or complete the purchase of the Property and the development and implementation of the company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact the company's ability to implement and complete its planned use of proceeds.

The company's management has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase the Property and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of the Series Interests hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Series Interests. Since there is no public trading market for our Interests, you may never be able to liquidate your investment or otherwise dispose of your Series Interests. Potential investors should note that the Operating Agreement does not compel the Managing Member to sell all the properties, and thus, there is a risk that an investor may remain in the company indefinitely. Therefore, you should expect to keep your investment in Series Interests indefinitely.

There is no current market for the Series Interests. There is no formal marketplace for the resale of the Series Interests. These Series Interests are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Series Interests as collateral. Since the company has not established a trading forum for the Series Interests, there will be no easy way to know what the Series Interests are worth at any time.

The purchase price for the Series Interests has been arbitrarily determined. The purchase price for the Series Interests has been arbitrarily determined by the company and bears no relationship to the company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the purchase and holding costs of the Property, the company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Managing Member and general economic conditions.

You may not be able to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Series Interests, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Interests for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Series Interests you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Series Interests, you may be subject to tax audits and penalties.

You will not be able to hold the Series Interests in your regular brokerage account. Description of where ownership of the securities will be recorded in book-entry form on a stock transfer agent's books. These records show you as the direct owner of the Interests. In the case of publicly-traded companies, it is common for a broker to hold the securities on your behalf, in "street name" (meaning the broker is shown as the holder on the issuer's records and then you show up on the broker's records as the person the broker is holding for). Many brokers will not hold Regulation A securities for their customers, meaning that you may not be able to take advantage of the convenience of having all your holdings reflected in one place.

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify and hold harmless the company, is Manager and their respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by an investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by investor to any of the foregoing in connection with this transaction. Legal conflicts relating to the Subscription Agreement will likely be heard in Delaware courts and will be governed by under Delaware law.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements. Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his, her or its legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.If you bring a claim against the company in connection with matters arising under the Subscription Agreement or Operating Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.In addition, when the Series Interests are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Series Interests or to the transferor with regard to ownership of the Series Interests, that were in effect immediately prior to the transfer of the Series Interests, including the Subscription Agreement and the Operating Agreement.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the company. The Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated thereby, other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware. Our Subscription Agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within the State of Delaware. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Jin Kuang, Gareth Vereb, Joshua Lucas and Alexander Kou Wei Hung are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:
Net Purchase Price of Property: 79.79%
Offering Expenses: 1.71%
Wefunder Intermediary fee: 7.50%
Operating Reserve: 5.00%
Sourcing Fee: 4.00%
Acquisition Expense: 2.00%

If we raise: **$1,200,000**

Use of Proceeds:
Net Purchase Price of Property: 79.79%Offering Expenses: 1.71%Wefunder Intermediary fee: 7.50% Operating Reserve: 5.00% Sourcing Fee: 4.00% Acquisition Expense: 2.00%YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entity of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the "150 Panoramic LLC"). The Agreement provides for YSMD's purchase of 150 Panoramic Way LLC at a net purchase price of $790,050 (i.e., 39.60% of the total property acquisition price of $1,995,000).

As of July 31, 2025, the property has an outstanding bank loan of $892,202 and we have raised $145,295 from our prior Reg CF offering through Dalmore. After accounting for these amounts, we require an additional $957,503 to complete the acquisition. This amount will be allocated as follows: - $644,755 - proceeds provided to YRQ Irrevocable Trust, plus the amount aht we raised $145,295, total of $790,050 to complete the acquisition.- $312,748-. an Acquisition Loan to YRQ Trust, the affiliated entity holding the remaining 60.40% ownership of the 150 Panoramic LLC, as part of its financing arrangement to complete the acquisition.

In addition to the purchase price allocation above, the Offering will incur offering-related costs and reserves, bringing the total offering amount to $1,200,000. The expected use of proceeds is as follows:Brokerage Commissions (7.5%) -$90,000, payable to Wefunder.
Acquisition Price (79.8%) - $957,503, consisting of (i) the Acquisition Loan as described above and (ii) financing support for YRQ Irrevocable Trust as described above.
Operating Reserve (5.0%) - $60,000, to fund operating expenses following the acquisition.
Acquisition Expenses (2.0%) - $24,000, covering legal, title, appraisal, mortgage, inspection, and other closing costs.
Offering Expenses (1.7%) -$20,497, reimbursable to the Managing Member for expenses actually incurred (capped at 3% of asset value and allocated across Series).Sourcing Fee (4.0%) - $48,000, payable to the Managing Member, which may be waived at its sole discretion.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 15% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 2.0x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in the first $250,000.00 of the fundraise will receive 2.2x their principal. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met. Therefore, the company could potentially offer all $1,200,000.00 at 2.2x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

VIP Bonus

Collab - 150 Panoramic will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i) the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Units	260,402	260,402	Yes
Series 2340 Hilgard	43,136	43,136	Yes
Series Buttonwood 19-3	88,965	88,965	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Redemption
Members shall not have any right to resign or redeem their Series Interests from the Company; provided that (i) when a transferee of a Member's Series Interests becomes a record holder of such Interests, such transferring Member shall cease to be a Member of the company with respect to the Interests so transferred and (ii) Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the Operating Agreement.
Voting Rights
Investors have limited voting rights, and substantial powers are delegated to our Managing Member under Section 5.1 of the company's Operating Agreement for which a vote of the Series Interest holders is not required.
When submitting a matter of vote, a holder of a Series Interest, is entitled to one vote per Series Interest on any and all matters submitted for the consent or approval of members generally. No separate vote or consent of the holders of Series Interests of a specific Series shall be required for the approval of any matter, except for matters specified in the Series Designation of such Series.
For each existing Series, the affirmative vote of the holders of not less than a majority of the Series Interests of the Series then outstanding shall be required for:
(a) decreases the percentage of outstanding Interests required to take any action under the Operating Agreement; (b) any amendment to the Operating Agreement (including the Series Designation) that would materially adversely affects the rights of any of the Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests); (c) the modification any provisions of the Operating Agreement relating to or gives any person the right to dissolve the company; or (d) any modification to the term of the Company.
The affirmative vote of at least two thirds of the total votes that may be cast by all outstanding Series Interests, voting together as a class, may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the company and which has a material adverse effect the company. If the Managing Member is so removed, the members, by a plurality vote, may appoint a replacement managing member or approve the liquidation and termination of the company and each Series in accordance with the provisions of Article X of the Operating Agreement. In the event of the resignation of the Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the outstanding Series Interests shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing

Member of the company until such date as a successor Managing Member is so elected.

Confidential Information

The purpose of Article XIV of the Operating Agreement is to protect confidential information of the company that would be available to Series Interest holders but not subject to disclosure under federal securities laws or otherwise publicly available. Such information would include personal information of other investors held by the company, and other information in the books and records of the company that is not public and to which a Series Interest holder requests and receives access. Note, this confidentiality obligation does not extend to disclosures which are required by law or to which the Managing Member consents.

Reports to Members

The Managing Member must keep appropriate books and records with respect to the business of the company and each Series business. The books of the company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our Managing Member in accordance with the Internal Revenue Code. Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member must use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

· a financial statement of each Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

· confirmation of the number of Series Interests in each Series outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with the above requirements and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement. Our Managing Member intends to file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, the company must update this Offering Memorandum upon the occurrence of certain events, such as asset acquisitions. The company will file updated offering circulars and offering circular supplements with the Commission. The company is also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, the company will file annual reports, semiannual reports and other information with the Commission. In addition, the company plans to provide Series Interest holders with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

The company will provide such documents and periodic updates electronically by email or made available through the company's platform.

Distribution Upon Liquidation of a Series

Subject to Article XI of the Operating Agreement and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed as follows:

(c) First, 100% to the Members (pro rata and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise) until the Members have received back 100% of their Capital Contribution; and

(d) Second, 20% to the Managing Member and 80% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates if the Managing Member or any Affiliates acquired Interests or received Interests as a Sourcing Fee or otherwise).

As of the date of this Offering Memorandum, no series of YSMD has made any liquidation distributions.

*The Operating Agreement does not specify a maximum number of authorized interests for any series. The company can issue additional Series Interests subject to the 19.9% ownership limitation per investor and Managing Member discretion.

**Voting rights are extremely limited. Series Interest holders can vote on:

- Amendments that materially adversely affect their rights

- Removal of Managing Member (only for fraud with non-appealable judgment and requires 2/3 of ALL series investors)
- Dissolution modifications
- Changes to voting thresholds
- Series Interest holders CANNOT vote on:
- Property sales or acquisitions
- Management decisions
- Operational matters
- Distributions
- Fee changes
- Most amendments to operating agreement

The Managing Member (Collab USA Capital LLC) retains full control over all operational and strategic decisions without requiring investor approval.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a default event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes. Refer to Item 17.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

See Item 17 for a description of voting rights held by unitholders.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

Refer to Item 8 of this Form C for additional risk factors.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

See the Risk Factors described in Item 8 for a description of risks relating to a purchase of Interests.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Revenue Share	$186,402	General operations
12/2022	Regulation A+	Series Interests	$1,526,875	General operations
8/2023	Regulation A+	Series Interests	$267,310	General operations
8/2023	Regulation A+	Series Interests	$558,595	General operations
4/2025	Regulation Crowdfunding	Series Interests	$145,295	General operations
7/2025	Regulation A+	Series Interests	$406,760	General operations
7/2025	Regulation A+	Series Interests	$145,295	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Property Management Agreement

YSMD Series 150 Panormanic is expected to enter into a Property Management Agreement with Collab, the Managing Member of the company. See “The Company and Its Business – Property Management Agreement with Collab” for a description of this agreement.

Real Estate Purchase

YSMD Series 150 Panoramic will enter into a Purchase Agreement with YRQ Irrevocable Trust, an affiliated entities of the Managing Member, and will own 39.60% of 150 Panoramic Way LLC (the “150 Panoramic LLC”). The Agreement will provide for YSMD’s purchase of 150 Panoramic LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000).

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company intends to enter into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Related party receivable totaled $80,421 as of December 31, 2023, which was receivable from Collab USA Capital LLC (the “Manager” or “Collab USA”). The receivable was from the bonus shares purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA LLC (“Collab CA”), $1,500 was payable to 1742 Spruce Street LLC (“1742 Spruce”), $19,750 was payable to 2340 Hilgard Street LLC (“2340 Hilgard”) and $19,000 was payable to 19-21 Buttonwood Street LLC (“19-21 Buttonwood”). The reimbursement to the Manager for offering costs will be up to 3% of the asset value. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood, which were eliminated in consolidation.

Related party payable totaled $79,618 as of December 31, 2022, which $44,108 was payable to Collab CA LLC (“Collab CA”) and $35,510 was payable to 1742 Spruce Street LLC (“1742 Spruce”). The reimbursement to the Manager for offering costs will be up to 3% of the asset value.

Each of Collab USA Capital LLC, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors.

Overview

YSMD was organized in the State of Delaware on February 2, 2022. YSMD is an investment vehicle which intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, hospitality and retail properties. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. As of the date of this offering circular, no series of YSMD have been liquidated, and no prior program has been sponsored by YSMD resulting in any prior liquidation.

We generate revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an Acquisition Loan from our Managing Member, it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including

closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company's Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

The company's operations involve the establishment of separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the "Underlying Asset(s)"), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under "The Company's Business - Allocations of Expenses."

Collab (USA) Capital LLC serves as the property manager responsible for managing each Series' Underlying Assets (the "Property Manager") as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series' Underlying Assets.

Collab (USA) Capital LLC also serves as the managing member (the "Managing Member") responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from an affiliate of the Managing Member, such as is the case with Series 2340 Hilgard and Series Buttonwood 19-3.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

· not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

· being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

· being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth

company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Discussion and Analysis for the Year Ended December 31, 2024

Operating Results

Revenues:

Revenues are generated at the series level. As of December 31, 2025, no series has generated any revenues, and the underlying properties have not been acquired. The company's revenues were solely derived from rental income.

Expenses

Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

For Series A, we have incurred $47,821 in operating expenses for the year ended December 31, 2025. For Series 2340 Hilgard, we have incurred $15,369 in operating expenses for the year ended December 31, 2026. For Series Buttonwood 19-3, we have incurred $10,874 in operating expenses for the year ended December 31, 2025. For Series Buttonwood 21-2, we have incurred $8,803 in operating expenses for the year ended December 31, 2025. For Series 33 Mine Street we have incurred $15,400 in operating expenses for the year ended December 31, 2025. For Series 150 Panoramic Way, a series we are offering under Regulation CF, we have incurred $20,418 in operating expenses for the year ended December 31, 2025.

Series 150 Panoramic Way

For Series 150 Panoramic Way we have incurred $20,418 in operating expenses for the year ended December 31, 2025, as copmared to $8,300 for the year ended December 31, 2024. These expenses solely of general and administrative expenses. Interest expense for the year ended December 31, 2025 was $44,370 as compared to nil in the prior year. As a result of the above, Series 150 Panoramic Way had a net loss of $64,781 for the period since inception through December 31, 2025 as compared to $8,299 for the same period in the prior year.

Series A

For Series A, we have incurred $47,821 in operating expenses for the year ended December 31, 2025 as compared to $108,586 in operating expenses for the year ended December 31, 2024. Operating expenses were partially offset by interest income of $18,761. The decrease in operating expenses was primarily due to a decrease in general administrative expenses from $108,892 for the year ended December 31, 2024 to $43,321 for the year ended December 31, 2025. As a result, Series A experienced a net loss of $29,060 for the year ended December 31, 2025, as compared with a net loss of $91,689 in the prior year.

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $15,369 in operating expenses for the year ended December 31, 2025 as compared to $15,375 in operating expenses for the year ended December 31, 2024. Interest income remained almost flat at $3,992 for the year ended December 31, 2024 as compared to $3,756 for the year ended December

31, 2025. As a result, Series 2340 Hilgard experienced a net loss of $11,613 for the year ended December 31, 2025 as compared to a net loss of $11,983 in the prior year.

19-3 Buttonwood

For Series Buttonwood 19-3, we have incurred $10,874 in operating expenses for the year ended December 31, 2025 as compared to $22,916 in operating expenses for the year ended December 31, 2024. The decrease in operating expenses was primarily due to a decrease in general administrative expenses of $12,042. Operating expenses were partially offset by interest income of $5,306. Interest income was $9,975 for the year ended December 31, 2025 as compared to $5,306 for the year ended December 31, 2024. As a result, Series Buttonwood 19-3 experienced a net loss of $899 in the year ended December 31, 2025 as compared to a net loss of $17,610 in prior year.

Series Buttonwood 21-2

For Series Buttonwood 21-2, we have incurred $8,803 in operating expenses classified under general administrative expenses for the year ended December 31, 2025 as compared to $128 in operating expenses classified under general administrative expenses for the year ended December 31, 2024. As a result of the above, Series Buttonwood 21-2 had a net loss of $8,795 in the year ended December 31, 2025 as compared to a net loss $126 for the prior period.

Series 33 Mine Street

For Series 33 Mine Street, we have incurred $15,400 in operating expenses classified under general administrative expenses for the year ended December 31, 2025 as compared to $14,153 in operating expenses classified under general administrative expenses for the year ended December 31, 2024. As a result of the above, Series 33 Mine Street had a net loss of $15,387 for the period ended December 31, 2025 as compared to $14,150 for the period ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of December 31, 2025 are as follows:

- Series A: $106,463

- Series 2340 Hilgard: $27,819

- Series Buttonwood 19-3: $67,560

- Series Buttonwood 21-2: $8,360

- Series 33 Mine Street: $9,432

- Series 150 Panoramic Way: $16,050

- Eliminated in consolidation: $(148,339)

- Total: $87,345

As of December 31, 2025, each of our series has documented deferred offering costs as an asset as follows:

- Series A: $77,521

- Series 2340 Hilgard: $25,000

- Series Buttonwood 19-3: $25,000

- Series Buttonwood 21-2: $2,500

- Series 33 Mine Street: $2,500

- Series 150 Panoramic Way: $15,000

- Total: $147,521

As of December 31, 2025, Series A has recorded cash of $1,185, subscriptions receivable of $27,315, and due from related party $170,651. Series A expect to

complete the acquisition of their respective properties during the fourth quarter of 2028.

As of December 31, 2025 Series Hilgard has recorded cash of $342 and subscriptions receivable of $12,515, and due from related party of $9,250. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series Buttonwood 19-3 has recorded cash of $1,197, subscriptions receivable of $975, and due from related party of $89,722. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series Buttonwood 21-2 has recorded cash of $3,189, subscriptions receivable of $12,520 and due from related party of $2,700. YSMD Series Buttonwood 21-2 expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series 33 Mine Street has recorded cash of $2,275, and subscriptions receivable of $104,360 and due from related party of $61,970. YSMD Series 33 Mine Street expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series 150 Panoramic Way has recorded cash of $2,148, and due from related party of $15,459. YSMD Series 150 Panoramic expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

We intend to purchase 1742 Spruce, 2340 Hilgard, Buttonwood 19-3, Buttonwood 21-2, and 33 Mine Street with the proceeds of each of the Series A, Series 2340 Hilgard, Series Buttonwood 19-3, Series Buttonwood 21-2, and Series 33 Mine offerings, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

As of December 31, 2024, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for the company's prior offering under Regulation A. The related party accounts payable as of December 31, 2024 are as follows:

- Series A: $59,013

- Series 2340 Hilgard: $28,250

- Series Buttonwood 19-3: $32,000

- Series Buttonwood 21-2: $3,000

- Series 33 Mine Street: $17,500

- Series 150 Panoramic Way: $23,750

- Eliminated in consolidation: $(81,250)

- Total: $82,263

As of December 31, 2024, each of our series has recorded deferred offering costs as an asset as follows:

- Series A: $77,521

- Series 2340 Hilgard: $25,000

- Series Buttonwood 19-3: $25,000

- Series Buttonwood 21-2: $2,500

- Series 33 Mine Street: $2,500

- Series 150 Panoramic Way: $15,000

- Total: $147,521

As of December 31, 2024, Series A has recorded cash of $21,887, subscriptions receivable of $4,150, and due from related party $125,412. Series A expect to complete the acquisition of their respective properties during the fourth quarter of 2028.

As of December 31, 2024 Series Hilgard has recorded cash of $5,990 and subscriptions receivable of $6,380, and due from related party of $9,250. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series Buttonwood 19-3 has recorded cash of $4,565, subscriptions receivable of $4,075, and due from related party of $92,321. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series Buttonwood 21-2 has recorded cash of $5,253, subscriptions receivable of $11,715. YSMD Series Buttonwood 21-2 expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series 33 Mine Street has recorded cash of $5,682, and subscriptions receivable of $65,450. YSMD Series 33 Mine Street expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

Series 150 Panoramic Way has recorded cash of $124, subscriptions receivable of $105,080. YSMD Series 150 Panoramic expects to complete the acquisition of their respective properties during the fourth quarter of 2028.

We intend to purchase 1742 Spruce, 2340 Hilgard, Buttonwood 19-3, Buttonwood 21-2, and 33 Mine Street with the proceeds of each of the Series A, Series 2340 Hilgard, Series Buttonwood 19-3, Series Buttonwood 21-2, and Series 33 Mine offerings, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Going Concern

The company's financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company's accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company's financial condition and the results of its operations.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial

statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Qian Wang, certify that:

(1) the financial statements of YSMD, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of YSMD, LLC included in this Form reflects accurately the information reported on the tax return for YSMD, LLC filed for the most recently completed fiscal year.

Qian Wang
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://collabhome.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Rev Share Agreement Payback Multiple
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Alexander Kou Wei Hung
- Gareth Vereb
- Jin Kuang

Joshua Lucas
Qian Wang

Appendix E: Supporting Documents

ttw_communications_172248_152346.pdf
YSMDExhibitBOpAgmtRec.pdf
YSMD_Exhibit_A_CoF_rec.pdf
YSMD_Exhibit_C_Series_Des.pdf
YSMD_Exhibit_ESale_Agmt.pdf
YSMD_Exhibit_F_Property_Agmt.pdf
The_Company_and_Its_Business.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Rev Share Agreement Payback Multiple

Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Alexander Kou Wei Hung

Gareth Vereb

Jin Kuang

Joshua Lucas

Qian Wang

Appendix E: Supporting Documents

ttw_communications_172248_152346.pdf
YSMDExhibitBOpAgmtRec.pdf
YSMD_Exhibit_A_CoF_rec.pdf
YSMD_Exhibit_C_Series_Des.pdf
YSMD_Exhibit_ESale_Agmt.pdf
YSMD_Exhibit_F_Property_Agmt.pdf
The_Company_and_Its_Business.pdf

The_Company_and_its_Business.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

YSMD, LLC

By

Qian Wang

Founder/Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Qian Wang

Founder/Chairman
4/21/2026

Jin Kuang

CFO
4/22/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.